SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           (Amendment No. _________)*

                               Lihir Gold Limited
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   Ordinary Shares, par value K0.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                      Shares: Y5285N107 / ADRs: 5324349107
           ---------------------------------------------------------
                                 (CUSIP Number)

                                   Glenn Ives
                      Chief Financial Officer, Vengold Inc.
                           Suite 1688, 200 Burrard St.
                   Vancouver, British Columbia V6C 3L6, Canada
                                 (604) 664-7050
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                   May 8, 1998
           ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]










         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-------------------------------                             --------------------
CUSIP No. Shares: Y5285N107                                    Page 2 of 5 Pages
          ADRs:   5324349107
------------------------------                              --------------------

----------------------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Vengold Inc.


----------------------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a) [ ]
                                                                                                                   (b) [ ]



----------------------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY


----------------------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*


        WC/OO
----------------------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                                                             [ ]

----------------------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION


        Canada
----------------------------------------------------------------------------------------------------------------------------
                            7      SOLE VOTING POWER
                                   55,173,996
        NUMBER OF
          SHARES            ------------------------------------------------------------------------------------------------
       BENEFICIALLY         8      SHARED VOTING POWER
         OWNED BY                  - 0 -
           EACH
        REPORTING           ------------------------------------------------------------------------------------------------
          PERSON            9      SOLE DISPOSITIVE POWER
           WITH                    55,173,996
                            ------------------------------------------------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   - 0 -

----------------------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        55,173,996
----------------------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                         [ ]

----------------------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.9%
----------------------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        CO
----------------------------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                             --------------------
CUSIP No. Shares: Y5285N107                                    Page 3 of 5 Pages
          ADRs:   5324349107
------------------------------                              --------------------


ITEM 1    SECURITY AND ISSUER

          This statement relates to the Ordinary Shares, par value K0.10 per share ("Shares") of Lihir Gold Limited (the "Issuer"). The principal executive offices of the Issuer are located at 7th Floor, Pacific Place, Cnr. Champion Parade and Musgrave Street, Port Moresby, Papau New Guinea.

ITEM 2    IDENTITY AND BACKGROUND

          This Schedule 13D is filed by Vengold Inc. ("Vengold"), a corporation domiciled in Canada whose principal executive offices are located at Suite 1688, 200 Burrard St.Vancouver, British Columbia V6C 3L6, Canada. Vengold's principal business is gold mining, exploration and development. The name, principal occupation, business address and citizenship of each of the directors and executive officers of Vengold are set forth on SCHEDULE A hereto. Neither Vengold nor to the best of its knowledge any of its directors or officers has during the last five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          On May 8, 1998, Vengold acquired 21,550,929 Shares in a private placement transaction with the Issuer at a price per share of A$2.49, for a total purchase price of U.S.$34,445,518. Of the U.S.$34,445,518, Vengold raised approximately U.S.$29,000,000, in a private placement transaction of its securities dated April 23, 1998, and raised the balance in a public offering of its securities dated April 23, 1998.

ITEM 4    PURPOSE OF TRANSACTION

          Vengold's purpose for the acquisition of 21,550,929 Shares on May 8, 1998, in a private placement was to increase its equity investment in the Issuer. Vengold will, if opportunities present themselves, consider acquiring additional Shares through privately negotiated transactions or in open-market transactions. Vengold's President, Ian W. Telfer, is one of eleven members of the Issuer's Board of Directors, and thereby participates in decisions affecting the control of the Issuer. As a part of the terms of the private placement between Vengold and the Issuer, Vengold agreed to be a standby purchaser for up to an additional 3,594,531 Shares under a non-transferable option for such Shares that has been issued by the Issuer to Mineral Resources Lihir ("MRL") in order to allow the people of Lihir to maintain their equity position in the Issuer. MRL has the right to exercise the option in whole or in part at any time until August 7, 1998. Any of the 3,594,531 Shares not issued pursuant to the exercise of the option by MRL must be purchased by Vengold at a price per share of A$2.49. Therefore, if

-------------------------------                             --------------------
CUSIP No. Shares: Y5285N107                                    Page 4 of 5 Pages
          ADRs:   5324349107
------------------------------                              --------------------

MRL determined not to exercise any part of the option, Vengold would have the obligation to purchase 3,594,531 additional Shares for a total purchase price of U.S.$5,745,250.

ITEM 5    INTEREST IN SECURITIES OF THE ISSUER

          On May 8, 1998, Vengold acquired 21,550,929 Shares in a private placement with the Issuer at a price per share of A$2.49, for a total purchase price of U.S.$34,445,518. This acquisition caused Vengold's beneficial ownership to exceed 5% of the outstanding Shares. As a result, as of May 8, 1998, Vengold beneficially owned an aggregate of 55,173,996 Shares, which represent approximately 5.9% of the 941,918,726 Shares then outstanding. Vengold has sole power to vote (or to direct the vote ) and the sole power to dispose of (or to direct the disposition of) these 55,173,996 Shares. Vengold has the right to receive dividends from, or proceeds from the sale of, these 55,173,996 Shares.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Vengold owns through its wholly-owned subsidiary, Chibi Inc., an Antigua corporation, 25% of the outstanding shares of Southern Gold (Bahamas) Ltd ("Southern Gold"), which is incorporated under the laws of The Bahamas. R.T.Z. Overseas Holdings Limited ("RTZOH"), a wholly-owned subsidiary of The RTZ Corporation PLC, owns the remaining 75% of the outstanding shares of Southern Gold. Southern Gold was established pursuant to the terms of an Agreement between Vengold and RTZOH dated January 10, 1995 (the "SG Agreement"). Southern Gold currently is the beneficial owner of 215,369,874 Shares, 9,584,724 of which were acquired from the Issuer in a private placement on May 8, 1998, at a price per share of A$2.49.

          By virtue of its 75% interest in Southern Gold, RTZOH has the power to vote all of the 215,369,874 Shares beneficially owned by Southern Gold. If RTZOH directs Southern Gold to dispose of any of the Shares owned by Southern Gold, the terms of the SG Agreement grant Vengold a right of first refusal with respect to 25% of any Shares that Southern Gold seeks to dispose. As a result of its 25% ownership of Southern Gold and the terms of the SG Agreement, Vengold may be considered to have an indirect economic interest in 25% of the Shares owned by Southern Gold.

ITEM 7    MATERIAL TO BE FILED AS EXHIBITS

          Exhibit 1 Letter Agreement between Vengold and the Issuer dated May 7, 1998, regarding private placement of 21,550,929 Shares to Vengold and option to MRL for 3,594,531 Shares

-------------------------------                             --------------------
CUSIP No. Shares: Y5285N107                                    Page 5 of 5 Pages
          ADRs:   5324349107
------------------------------                              --------------------



                                    SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                                    May 18, 1998
                                        ----------------------------------------
                                                       (Date)


                                                 /s/ Ian W. Telfer
                                        ----------------------------------------
                                                     (Signature)


                                        Ian W. Telfer, President of Vengold Inc.
                                        ----------------------------------------
                                                    (Name/Title)

                                   SCHEDULE A
                                   ----------

NAME AND BUSINESS                    POSITION WITH                 PRINCIPAL OCCUPATION (IF OTHER                 CITIZENSHIP
ADDRESS                              VENGOLD INC.                  THAN POSITION WITH VENGOLD INC.)

John S. Walton                       Chairman                      Chairman, Endeavour Financial                  Canadian
#404 - 1111 W. Georgia                                             Corporation
Vancouver, BC
V6E 4M3, Canada

Ian W. Telfer                        President, Chief                                                             Canadian
Suite 1688                           Executive Officer
200 Burrard St.                      and Director
Vancouver, BC
V6C 3L6, Canada

Glenn A. Ives                        Vice President -                                                             Canadian
Suite 1688                           Finance Chief
200 Burrard St.                      Financial Officer
Vancouver, BC                        and Director
V6C 3L6, Canada

David C. Davenport                   Director                      Partner of Davis & Company                     Canadian
#2800, 666 Burrard St.                                             (barristers and solicitors)
Vancouver, BC
V6C 3Z7, Canada

Robert Kaul                          Director                      Managing Director of the                       Papau New
P.O. Box 5791                                                      National Provident Fund of                     Guinean
Boroko, NCD                                                        Papau New Guinea
Papau New Guinea

Robert J. Gallagher                  Vice President,                                                              Canadian
Suite 1688                           Operations
200 Burrard St.
Vancouver, BC
V6C 3L6, Canada

Brian P. Kirwin                      Vice President,                                                              Canadian
Suite 1688                           Exploration
200 Burrard St.
Vancouver, BC
V6C 3L6, Canada

Giulio T. Bonifacio                  Vice President,                                                              Canadian
Suite 1688                           Treasurer and
200 Burrard St.                      Secretary
Vancouver, BC
V6C 3L6, Canada
